SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            VALENCE TECHNOLOGY, INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title and Class of Securities)

                                    918914102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      |X| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 918914102                                    Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ALETHEIA RESEARCH AND MANAGEMENT, INC., IRS number 95-4647814, as general partner of various limited partnerships and on behalf of various managed accounts.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           7,710,552
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         7,710,552
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,710,552
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.58%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     Aletheia Research and Management, Inc.-  CO
--------------------------------------------------------------------------------


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CUSIP No. 918914102                                    Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

            Valence Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12201 Technology Blvd., Suite 150, Austin, TX  78727

Item 2(a).  Name of Person Filing:

            Aletheia Research and Management, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            100 Wilshire Boulevard, Suite 1960, Santa Monica, CA  90401

Item 2(c).  Citizenship:

            Not Applicable.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value.

Item 2(e).  CUSIP Number:

            918914102

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

     (a) |_| Broker or Dealer registered under Section 15 of the Act.

     (b) |_| Bank as defined in Section 3(a)(6) of the Act.

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

     (e) |X| Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).


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CUSIP No. 918914102                                    Page 4 of 6 Pages
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     (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Rule
             13d-1(b)(1)(ii)(F).

     (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this Statement is filed pursuant to Rule 13d-1(c), check this box |_|.

Item 4. Ownership.

        (a) Amount beneficially owned: 7,710,552

        (b) Percent of Class: 7.58%

        (c) Number of Shares as to which the person has:

            (i)    Sole power to vote or to direct the vote:   7,710,552

            (ii)   Shared power to vote or to direct the vote: 0

            (iii)  Sole power to dispose or to direct the
                   disposition of:                             7,710,552

            (iv)   Shared Power to dispose or to direct the
                   disposition of:                             0

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable.


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CUSIP No. 918914102                                    Page 5 of 6 Pages
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Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

Date: February 1, 2007            ALETHEIA RESEARCH AND MANAGEMENT, INC.,



                                       By: /s/ Roger Peikin
                                          -------------------------------------
                                          Name: Roger Peikin
                                          Title: Executive Vice-President


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


                                                                       EXHIBIT A


                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Valence Technology, Inc.
Common Stock
7,710,552 shares

Aletheia Research and Management, Inc. disclaims beneficial ownership as to certain or all of the shares being reported as beneficially owned herein for
Section 13(g) filing purposes.


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